May 15, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington D.C. 20549

Attention: Evan S. Jacobson

Re:	Solarwinds, Inc. (the “Company”)
Registration Statement on Form S-1
File No. – 333-149851

Dear Ladies and Gentleman:

Pursuant to Rule 460 under the Securities Act of 1933, as amended, the undersigned, as representatives of the underwriters of the proposed public offering of shares of common stock, $0.001 par value per share, of the Company, hereby advise you that the Preliminary Prospectus, dated May 1, 2009 and included in Amendment No. 8 to the above-referenced Registration Statement, filed with the Securities and Exchange Commission on May 1, 2009, was distributed during the period May 1, 2009 through May 14, 2009 as follows:

•	7,028 to underwriters

•	130 to dealers

•	6,004 to institutions

•	629 to others

Total: 13,791 Preliminary Prospectuses

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join in the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that the Registration Statement may become effective on May 19, 2009 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter.

Securities and Exchange Commission

May 15, 2009

Very truly yours, J.P. MORGAN SECURITIES INC. As representative of the several underwriters J.P. MORGAN SECURITIES INC.

By:	/s/ John Bertone
Name: John Bertone Title: Vice President